

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Alexander Lynch
Partner
Weil, Gotshal & Manges LLP
767 5th Avenue
New York, NY 10153

> **Re: Allego N.V.**
> **Schedule TO-I filed August 25, 2023**
> **File No. 005-93922**
> **Form F-4 filed August 25, 2023**
> **File No. 333-274205**

Dear Alexander Lynch:

We have reviewed your filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your registration statement on Form F-4.

Schedule TO-I filed August 25, 2023

Conditions to the Offer and Consent Solicitation, page 13

1. You have included a condition that will be triggered by "any general suspension of, or limitation on prices for, trading in securities in U.S. or Dutch securities or financial markets." Please revise to explain what would be considered a "limitation on prices for ... securities in U.S. or Dutch securities or financial markets."

2. We note the following statement in this section: "The foregoing conditions are solely for our benefit, and we may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions." All offer conditions must be objective and outside the control of the offeror to avoid implicating Regulation 14E's prohibition on

Alexander Lynch
Weil, Gotshal & Manges LLP
August 31, 2023
Page 2

illusory offers. Revise the quoted language to avoid the impression that actions or inaction by the offeror can implicate an offer condition.

3.   Refer to the following statement: "[t]he failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date." If an event occurs that implicates an offer condition, bidders must promptly inform security holders whether they will waive the condition and continue with the Offer, or terminate the Offer based on that condition. In this respect, reserving the right to waive a condition "at any time and from time to time" is inconsistent with your obligation to inform security holders promptly if events occur that "trigger" an offer condition. Please revise.

4.   We note the following statement: "The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties." Please revise this statement to include a qualifier indicating that warrant holders are not foreclosed from challenging the Company's determination in a court of competent jurisdiction. In addition, refer to our comment above.

Background and Purpose of the Offer and Consent Solicitation, page 19

5.   We note your disclosure that the purpose of the Offer is to "simplify our capital structure and reduce the potentially dilutive impact of the Warrants," which will provide "more flexibility for financing [y]our operations in the future." Revise to state with greater specificity why the Offer will provide more financing flexibility for the Company. Refer to Item 1006(a) of Regulation M-A.

Fees and Expenses, page 22

6.   Please disclose the itemized fees and expenses incurred in making the Offer. Refer to Item 9 of Schedule TO and Item 1009(a) of Regulation M-A.

Selling Restrictions, page 24

7.   In your response letter, please explain why what appear to be limitations on participation in this Offer are consistent with the all holders requirements of Rule 13e-4(f)(8)(i). Please advise or revise.

General

8.   We note that this is an Offer to exchange Ordinary Shares for all outstanding Warrants. In your response letter, please explain why you have not filed a Schedule 13E-3 in connection with this offer. To the extent you seek to rely on an exemption such as Rule 13e-3(g)(2), please outline the facts that you believe support your reliance.

9.   Since this exchange offer commenced upon filing of the registration statement, the statement that the prospectus is "preliminary" and "subject to completion" is inapplicable.

Please delete.

10.   Please revise to include the information required by Item 1003(a) of Regulation M-A with respect to each person specified in Instruction C to Schedule TO.

11.   Disclose that tendered Warrants may be withdrawn at any time after 40 business days after commencement of the Offer, if not yet accepted for payment. See Rule 13e-4(f)(2).

12.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act by its terms does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. Please revise accordingly.

13.   We note your disclosure on page 42 that "Allego has agreed that any action, proceeding or claim against it arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and Allego has irrevocably submitted to such jurisdiction, which will be the exclusive forum for any such action, proceeding or claim." However, your disclosure on page 51 indicates that "it may not be possible for shareholders to effect service of process within the United States upon us or our directors and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States." Given this apparent discrepancy, please revise or advise.

14.   We note your disclosure that "[w]e reserve the right to redeem any of the Warrants, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer and Consent Solicitation, and if the Warrant Amendment is approved, we intend to require the conversion of all outstanding Warrants to Ordinary Shares as provided in the Warrant Amendment." Please provide a legal analysis regarding how Warrants may be redeemed either during the Offer and Consent Solicitation or within 10 business days after the Expiration Date. Refer to Exchange Act Rule 13e-4(f)(6) and Rule 14e-5.

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at (202) 551-8573 or Tina Chalk at (202) 551-3263.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions